2023 REPORT

MCARTech, Inc.



Dear investors,

We are happy that we were able to renew our contracts in 2023. Our existing clients are quite happy with the services and attention we provide. Our contract has not only been renewed, but the scope of our services have been increased. We were successful in entering the domain of Artificial Intelligence and Machine learning. We have hired a AI/ML resource to help us in the solution development. We are collaborating with renowned sensor manufacturers to provide additional value to our solution.

We need your help!

Sales and Marketing - while we have worked on multiple leads and are continuing to work on leads, our efforts are not resulting in securing of new clients. We have to improve our marketing effort and continue pursuing the leads. Hiring qualified marketing resource needs funds and long term commitment. Being weak in financial state, hiring is difficult. We have recently involved credible persons in our board to help us connect with the leaders of various targeted sector companies.

Sincerely,

Kumar R Chatterjee

Founder/CEO

Uday Kumar Chaturvedi

Technical Director

Thierry-Olivier Lefevre

Technical Director

How did we do this year?

REPORT CARD

B+

☺ The Good

Overall revenues up by 77%

Renewed contract with extended scope and price rise to offset cost increases.

Developing AI / ML solutions in Machinery diagnostics

☹ The Bad

inability to secure new clients.

Difficulty in hiring software development resource

Slower pace of Machine Learning solution development

2023 At a Glance

January 1 to December 31

$179,963 +96%
Revenue

-$40,081
Net Loss

$15,000 [43%]

$114,752

| Short Term Debt | Raised in 2023 |



$154,707
Cash on Hand
As of 03/28/24

INCOME   BALANCE   NARRATIVE

🟢 Revenues   🔴 Profit

US$179,963

US$92,046

-US$131,586

-U

2022   2023

Net Margin: -22%   Gross Margin: 90%   Return on Assets: -21%   Earnings per Share: -$51.65

Revenue per Employee: $44,991   Cash to Assets: 88%   Revenue to Receivables: 990   Debt Ratio: 8%

📄 2021_UD_Review_Report.pdf   📄 12312023_TO_GAAP_Financials_with_notes.pdf

We ❤️ Our 11 Investors

Thank You For Believing In Us

Bill Casti   Patty Boris   Justin Charles Mattson   Om Mandhana   Jebin George   Kanishka Aman Singh
Sarish Kasat   Surendra Mishra   Brian Smolens

Thank You!

From the MCARTech, Inc. Team



Kumar R Chatterjee

Founder/CEO

Engineer with 40 years of leadership experience in Asset Reliability Management Strategies. Previously at ArcelorMittal, Tata Steel, and Steel Authority of India...



Om Mandhana

CFO

Certified Public Accountant with decades of experience in procurement and supply chain, international business, M&A,...



Dr. Kanishka Aman Singh

Co-Founder/COO/Senior Systems Specialist

Engineer with experience in nuclear power station design and control systems of heavy electrical equipment....



SAY HELLO   ⌄

Om Mandhana

CFO

Certified Public Accountant with decades of experience in procurement and supply chain, international business, M&A,...



Steve Guzy

Senior Technical Advisor

40+ yrs of leadership in steel plant operations and maintenance. Formerly: GM of Primary Operations at Wheelin...



Kathleen Boyle

Manager Admin and Accounting

7 years of experience in small business accounting, 16 years in teaching.



Thierry Olivier Lefevre

Senior Technical Advisor

40+ yrs of leadership in cement plant operations and maintenance at various major international companies....



Fernando Dominguez

Lead Software Developer

6 years in software development. Experience in insurance sector as a Senior Developer, DB Administrator,...



Somnath Sen

Director Technical and Field Operations

35 years of experience in Design, Development and Engineering of Industrial Control Systems. Previously at...



Rohan Chatterjee

Creative Director

7 years in film production. Writer, director, and editor with experience in independent & short films, commercials, and...

Details

The Board of Directors

Director	Occupation	Joined
Steven Guzy	JSW Steel @ Independent Consultant	2022
Thierry-Olivier Lefevre	Director of Operations @ McInnis Cement	2022
Kumar R. Chatterjee	CEO / President @ MCARTech, Inc.	2017
Uday Kumar Chaturvedi	Business Excellence Consultant @ UV Associates	2024

Officers

Officer	Title	Joined
Kumar R. Chatterjee	President CEO	2017
Om Mandhana	CFO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Kumar R. Chatterjee	650 Common Stock	83.8%

Past Equity Fundraises

Date	Amount	Security	Exemption
08/2018	$1,000	Common Stock	Section 4(a)(2)
03/2021	$14,058		Section 4(a)(2)
11/2021	$100,000	Common Stock	Section 4(a)(2)
11/2021	$100,000		Section 4(a)(2)
12/2021	$25,111		Section 4(a)(2)
12/2021	$6,694	Common Stock	Section 4(a)(2)
05/2023	$114,752		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
US Small Business Administration ❓	03/29/2021	$14,058	$0 ❓	0.0%		
Om Mandhana ❓	11/28/2021	$100,000	$0 ❓	0.0%		
Kumar Chatterjee ❓	12/31/2021	$25,111	$0 ❓	0.0%		Yes
Vikas Khemani, Kanishka Aman Singh ❓	12/31/2021	$6,694	$0 ❓	0.0%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	1,000	776	Yes

Warrants: 0
Options: 0

Form C Risks:

Om Mandhana is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Although a team of experienced industry professionals leads the company, none of them have ever been involved in bringing an IIoT-based Asset Reliability company to market. There is also limited proof of the business model.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is an early stage company incorporated on June 28, 2017. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised.

The Company relies on Amazon Web Services for hosting and other third party vendors for our operations. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. Our long-term vision is to extract all third party hosting requirements in order to become independently sustainable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

To increase revenues we must increase our visibility in the marketplace. Potential customers and image creators must be aware we exist and be able to find us. We need to demonstrate how our services can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to convert leads into paying customers. Any number of conditions could affect the success of our marketing efforts, which could adversely affect our results of operations and future growth.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company has made certain assumptions about the Asset Reliability marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, or changes to the industry. In order to mitigate this risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors, and changes in the marketplace. We pride ourselves on being innovative and ahead of the curve whenever possible.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competition includes offerings from major companies worldwide, including GE, Siemens, Rockwell, ABB, and Honeywell. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing Asset Reliability systems. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize offerings more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our application will achieve initial market acceptance and our ability to generate meaningful additional revenues.
We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

MCARTech, Inc.

Indiana Corporation
Organized June 2017
4 employees
933 Boxwood Dr

Munster IN 46321 http://www.mcartech.com

Business Description

Refer to the MCARTech, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

MCARTech, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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